JAREX SOLUTIONS CORP.
Puces iela 47 dz.40, Riga,
Latvia, LV-1082
Tel.  +37128102618

March 25, 2015

Mr. Jeffrey Kauten
United States
Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

Re: Jarex Solutions Corp.
       Registration Statement on Form S-1
       Filed February 23, 2015
       File No. 333-202234

Dear Mr. Jeffrey Kauten,

Jarex Solutions Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 1 to the registration statement on Form S-1 (the "Registration Statement") in response to the Commission's comments, dated March 19, 2015 (the "Comment Letter"), with reference to the Company's registration statement on Form S-1 filed with the Commission on February 23, 2015.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

General

1. You appear to be a shell company as defined in Rule 405, because you appear to have no or nominal operations and no or nominal assets. As such, you should disclose that you are a shell company on your prospectus cover page and add a risk factor that highlights the consequences of shell company status. Discuss the prohibition on the use of Form S-8 by shell companies; enhanced reporting requirements imposed on shell companies; and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

Our response: We do not believe that Jarex Solutions Corp. is a “shell company” as described under Rule 405 of Regulation C under the Securities Act of 1933, as amended.  Rule 405 of Regulation C defines a “shell company” as a registrant that has: (1) no or nominal operations; and (2) either (i) no or nominal assets; assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

Specifically, we do not believe that Jarex Solutions Corp. can be classified as having “no or nominal operations”.  Our management has specific knowledge and background experience in our line of business as stated in the S-1. From inception, Jarex Solutions Corp. has devoted a significant amount of time to the development of its business and has started its initial business operations. In furtherance of the planned business, Jarex Solutions Corp. investigated the market demand for ANPR software and signed the Software Development Agreement, dated February 26, 2015. We do not believe that such activities and the various other activities we have undertaken in the furtherance of our planned business can be classified as having “no or nominal operations”.

Cover Page

2. Please consider revising the disclosure on this page to state that you are offering up to five million shares of common stock to reflect the fact that this is a best efforts offering.

Our response: We have revised the disclosure on this page to state that we are offering up to five million shares of common stock to reflect the fact that this is a best efforts offering.

3. Please delete the tabular presentation, which is not appropriate in the context of an offering to be conducted on a no minimum basis. Additionally, given the “no minimum” nature of the offering, please consider supplementing the disclosures on pages 6, 14, 15 and 19 to reflect assumed completion of ten percent and twenty five percent of the proposed offering, rather than presenting fifty percent of the offering as the minimum offering completion level.

Our response: We have deleted the tabular presentation. We have presented ten percent and twenty five percent of the proposed offering as the minimum offering completion level.

Prospectus Summary
Jarex Solutions Corp., page 5

4. Your filing contains disclosure on this page and throughout the prospectus that assumes the occurrence of future events. For example, you state on this page and on page 21 that your systems will be designed to operate as a stand-alone solution and that your president will design and create this software. Please revise these and other statements in your prospectus to state your intention to engage in these business activities and that there is no assurance you will be successful in developing a marketable product.

Our response: We have revised our statements and added the information regarding our intention to engage in business activities and that there is no assurance we will be successful in developing a marketable product.

5. Your disclosure states that you anticipate generating revenue during months 8-12 after this offering. In light of your lack of prior operations or history of generating revenues, please revise to provide the basis for your belief that you will generate revenues within the next 12 months. To the extent you have no reasonable basis for the anticipated revenue projections, please remove them.

Our response: We have removed the statements regarding our anticipation to generate revenues within the next 12 months.

Risk Factors
Risks Related to our Business, page 7

6. We note that you intend to sell your shares outside of the United States and that your sole executive officer resides outside of the United States. Please provide a risk factor pertaining to the difficulty that U.S. stockholders would face in effecting service of process against your officer. This risk factor should address the risk U.S. stockholders face in:

•	effecting service of process within the United States on your officer;
•	enforcing judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against the officer;
•	enforcing judgments of U.S. courts based on civil liability provisions of the U.S. federal securities laws in foreign courts against your officer; and
•	bringing an original action in foreign courts to enforce liabilities based on the U.S. federal securities laws against your officer.

Alternatively, please advise us as to why you believe such a risk factor is unnecessary.

Our response: We have added the following risk factor:

Our executive officers do not reside in the United States. The U.S. stockholders would face difficulty in:

•	effecting service of process within the United States on our officers;
•	enforcing judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against the officers;
•	enforcing judgments of U.S. courts based on civil liability provisions of the U.S. federal securities laws in foreign courts against our officers; and
•	bringing an original action in foreign courts to enforce liabilities based on the U.S. federal securities laws against our officers.

7. Please tell us whether you plan to register your class of common stock under the Exchange Act. If you do not plan to file an Exchange Act registration statement, such as Form 8-A, before the effective date of your Securities Act registration statement, include a risk factor alerting investors that because your common stock will not be registered under the Exchange Act, you will not be a fully reporting company but only subject to the reporting obligations imposed by Section 15(d) of the Exchange Act. The risk factor should explain the effect on investors of the automatic reporting suspension under Section 15(d) of the Exchange Act, as well as the inapplicability of the proxy rules, Section 16 of the Exchange Act and the majority of the tender offer regulations.

Our response: We do not plan to register our common stock under Section 12(g) of the Securities Exchange Act of 1934. We have included a respective risk factor.

Management’s Discussion and Analysis or Plan of Operation, page 16

8. Please revise to remove the statement that you believe you will be able to raise enough money through this offering to continue your proposed operations. In this regard, we note that you are conducting this offering without a minimum component.

Our response: We have removed the statement that we believe we will be able to raise enough money through the offering to continue our proposed operations.

Liquidity and Capital Resources, page 20

9. Please disclose the current rate at which you use funds in your operations.

Our response: We have disclosed the current rate at which we use founds in our operations.

As of March 23, 2015 our cash balance was $3,223. Our current monthly cash usage is roughly $833 a month. The amount of time our present capital will last at this rate is approximately four months.

Description of Business
Competition, page 22

10. Please tell us the basis for your statement that most ANRP software developers are oriented in traffic control software or remove this statement.

Our response: We have removed the statement about that the most ANRP software developers are oriented in traffic control software.

Directors, Executive Officers, Promoter and Control Persons, page 23

11. Your disclosure states that Ms. Tomsa will design and create your software. Please revise to briefly discuss the specific experience, qualifications, attributes or skills that will enable Ms. Tomsa to develop your software. Refer to Item 401(e)(1) of Regulation S-K.

Our response: We have revised Ms. Tomsa professional experience and briefly described Ms. Tomsa specific experience, qualifications, attributes and skills that will enable Ms. Tomsa to develop our software. We have added the following statement:

Ms. Tomsa graduated from ISMA University of Applied Sciences, Latvia, MBA degree, Master of Business Administration in IT Project Management in 2006. Since 2006 till 2011 she worked such as IT project manager in real estate development sector for the LLC “RigStroy”. She managed the company’s projects with using MS Project software and she was responsible for programming tools and extensions for project teams. For the last 4 years Ms. Tomsa has been freelance project manager of the IT projects (TechLab, Jivedeo, LatCrops) in Latvia. She created the software for the construction machines operation and productivity controlling. For the last 2 years she has been researching the ANPR software systems and has been creating the alternative ANRP software in Latvia. We believe that Ms. Tomsa’s specific experience, qualifications, attributes and skills will enable to design and create our software.

Plan of Distribution
Procedures for Subscribing, page 29

12. Please file the form of subscription agreement that you plan to use in the offering as an exhibit to the registration statement. Please refer to Item 601(b)(4) of Regulation S-K.

Our response: We have filed the form of subscription agreement as an exhibit.

Item 13. Other Expenses of Issuance and Distribution, page 42

13. The total offering expenses of $80,013.64 on this page exceeds the costs itemized in the table of expenses. Please advise or revise.

Our response: We have revised the total offering expenses to $8,013.64.

Exhibit 3.1

14. We note that this exhibit appears to be a jpeg image. Please note that while it is appropriate to file electronic documents with images in them, it is not appropriate to file an entire document as an image. We refer you to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual. Please re-file this exhibit in one of the correct document formats.

Our response: We have re-filed the documents as requested.

Exhibit 23.1

15. Please revise to reference the auditor’s report dated February 20, 2015.

Our response: We have filed updated auditor’s consent as an exhibit 23.1

Please direct any further comments or questions you may have to the company at jarexsolutions@yahoo.com

Thank you.

Sincerely,

/s/ Jaroslavna Tomsa
Jaroslavna Tomsa, President